Exhibit 99.1

Press Release

Sanofi successfully priced an inaugural sustainability-linked bond indexed on access to medicines

Paris, March 31, 2022. Sanofi successfully priced yesterday, March 30, 2022, its offering of a dual-tranche EUR 1.5 billion of notes (the “Notes”). It comprises an inaugural issue of sustainability-linked bond for a nominal amount of EUR 650 million of notes, tied to Sanofi’s commitment to improve access to essential medicines in low- and lower-middle-income countries via its global health nonprofit unit. This transaction demonstrates Sanofi’s commitment to society, to ensure access to healthcare for the world’s vulnerable people.

Jean-Baptiste de Chatillon

Chief Financial Officer of Sanofi

“A year after pioneering sustainable finance with our sustainability-linked revolving credit facilities, we further contribute to the development of the sustainable finance market through the successful pricing of our first sustainability-linked bond” said Jean-Baptiste de Chatillon, Chief Financial Officer of Sanofi. “We continue to make progress in our environmental, social and governance activities that are an essential part of our strategy and embedded into our business.”

The Notes consist of two tranches:

•	€850 million fixed rate notes, due April 2025, bearing interest at an annual rate of 0.875%.
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€650 million fixed rate notes, due April 2029, bearing interest at an annual rate of 1.250%. The coupon amounts are linked to the achievement of a sustainability performance target defined as the cumulative number of patients, being at least 1.5 million patients, provided with essential medicines by the global health unit, for the treatment of non-communicable diseases in 40 of the world’s poorest countries, between 2022 and 2026.

Sandrine Bouttier-Stref

Global Head of Corporate Social Responsibility of Sanofi

“Linking the cost of financing to the achievement of concrete targets in terms of access to medicines confirms our determination to put social responsibility at the center of our ambitions.”

Sanofi’s expanded social impact strategy aims to build a healthier, more resilient world by ensuring access to healthcare for the world’s poorest people and bringing a much needed focus to the development of treatment for childhood cancer. Integrated into the company’s Play to Win business strategy, Sanofi’s commitment to society will continue the fight against infectious diseases such as sleeping sickness and poliomyelitis, while accelerating its goals to reduce the environmental impact of its products and its worldwide operations. Key to tackling the global challenges that face society are its people, who each have a role to play in building a diverse and inclusive workplace.

To become an issuer of sustainable finance instruments, Sanofi has established a dedicated Sustainability-Linked Bond Framework, designed as a living document to enable future bond issues in a sustainability-linked format.

The Sustainability-Linked Bond Framework is aligned with ICMA’s Sustainability-Linked Bond Principles (2020) and has received a Second Party Opinion from ISS ESG.

The proceeds of the bond issue will be used for general corporate purposes.

The transaction has been led by Morgan Stanley and Natixis CIB as Global Coordinators & Sustainability-Linked Structuring Advisors and, Barclays, MUFG and RBC Capital Markets, all as Joint Active Bookrunners.

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About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be sold in the United States absent registration or an exemption from registration under the Securities Act.

This communication is only addressed to and directed at persons in member states of the European Economic Area (“EEA”) who are qualified investors within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”).

MiFID II professionals/ECPs-only – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No EU PRIIPs key information document (KID) has been prepared as the securities will not be available to retail in the EEA.

UK MiFIR professionals/ECPs-only – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) has been prepared as the securities will not be available to retail in the UK.

This communication may only be communicated in France to qualified investors (investisseurs qualifiés) as defined in, and in accordance with, Article 2(e) of the Prospectus Regulation and Articles L.411 -1 and L.411-2 of the French Code monétaire et financier.

This communication does not constitute an offer of the securities to the public in the United Kingdom. This communication is being distributed to and is directed only at (i) persons who are outside the United Kingdom, (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (iii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iv) are other persons to whom they may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). Any investment activity to which this communication relates will only be available to and will only be engaged with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

Sanofi Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2021. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements. Sanofi does not undertake to make any updates to information or forward-looking statements above subject to its obligations under applicable regulations, inlcudign Article 223-1 and thereafter of the Règlement général of the AMF.

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